

January 9, 2012

Via E-mail
Jerome Griffith
Chief Executive Officer, President and Director
Tumi Holdings, Inc.
1001 Durham Avenue
South Plainfield, NJ 07080

> **Re:** **Tumi Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2011**
> **File No. 333-178466**

Dear Mr. Griffith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please add to the registration statement all information that is currently omitted and that is not subject to Rule 430A under the Securities Act of 1933, as amended, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. Please note that we will need adequate time to review this information once it is provided. Please further note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering range, or the number of shares to be offered on the cover.

2. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

3.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to the time we complete our review.

4.   Please provide us with supplemental support for your factual assertions throughout the prospectus. To expedite our review, please provide us with copies of each source, clearly marked to highlight the portion or section that contains this information and cross-reference it to the appropriate part of the prospectus. In addition, please provide us with the basis for the following statements:

- We have a significant and loyal consumer base (page 1);

- We are a leading premium lifestyle brand (page 2); and

- We believe we have a market opportunity to more than triple our current number of company-owned retail and outlet stores over the long term (page 4).

5.   Please revise your prospectus to clarify the meaning of compound annual growth rate the first time the term is used.

6.   Please note that if your registration statement is not effective within 45 days of the end of your fiscal year, you will need to update your filing to include audited financial statements for the year ended December 31, 2011 to comply with Rule 3-12(d) of Regulation S-X.

Prospectus Summary

Overview, page 1

7.   We note your disclosure that you have grown at a compound annual growth rate of 12% in net sales and 16% in operating income from 2005 though the last 12 months ended September 25, 2011. To provide balance to your summary section, please provide your growth rate for the previous 1 year and 3 years, or tell us why such information would not be useful to investors.

Our Competitive Strengths, page 2

8.   We note your reference on page 3 to the survey conducted by Northstar Research Partners that you commissioned. Please either file a consent from Northstar Research Partners pursuant to Rule 436 under the Securities Act of 1933, as amended, or explain to us why you believe you are not required to do so.

9.   To balance your disclosure, please revise the "Strong and profitable revenue growth" paragraph on page 3 to include net income information for the relevant periods.

Growth Strategy, page 4

10.   We note your disclosure that you have opened 21 stores since December 31, 2008.
       Please balance your disclosure by providing yearly store openings for each year covered.

Risk Factors, page 12

11.   Please tell us what consideration you have given to including a risk factor addressing the
       risks, if any, associated with your outstanding debt. In this regard, we note that your total
       debt was $70 million as of September 25, 2011.

 "Our business is subject to risks inherent in global sourcing," page 12

12.   It appears that this risk factor addresses the risks associated with cost increases from
       several items including limited raw materials, petroleum and petroleum products, labor
       and labor law compliance; disruptions or delays in shipments; product quality, political
       and economic unrest and natural or man-made disasters. As written, this risk factor is
       overly broad to properly address the risks presented by each of these items. To the extent
       your bulleted items are material, please revise your risk factors section to describe each
       risk individually. Note that each risk factor should describe a single, material risk
       associated with your business or your offering.

 "If we are unable to respond effectively to changes in market trends…," page 17

13.   It appears that this risk factor also addresses more than one risk. In particular, it appears
       to address the risk that you will be unable to anticipate and respond to changes in
       consumer preferences and also that you may be unable to introduce new customers to the
       Tumi brand. Please revise to address these risks separately.

Management's Discussion and Analysis of Financial Condition . . . , page 38

Financial Results, page 41

14.   We note your disclosure on page 75 that adjusted EBITDA is a key financial metric
       which you use to assess your business performance. We also note your use of "average
       sales per square foot in company-owned stores" as a performance measure. Given this,
       please tell us whether management considers either or both measures to be key
       performance indicators. If so, please revise your MD&A to discuss them and any other
       key performance indicators which you have identified. See Section I.B of Commission
       Interpretive Release No. 33-8350 (2003).

15.   We note from your financial statements on page F-3 and F-19 that your inventories have
       increased substantially since December 31, 2009. Please revise your MD&A to discuss
       the amount of inventory you are carrying. Your discussion should address the trend of
       your inventory increasing over time and whether this is due to expansion of your business
       or your inability to sell.

New Credit Facility, page 51

16.   Please revise your disclosure to provide additional details about the terms of your new credit facility including amount borrowed, borrowing capacity, interest rate and any material financial covenants which you may be required to maintain.

Pro Forma Contractual Obligations, page 52

17.   We note that you have not included obligations related to your existing debt facility in your disclosures of your contractual obligations and understand that you are presenting your contractual obligations on a pro forma basis. Please address the following points:

- Explain why you have not included the obligations under your existing credit facility as of the latest fiscal year balance sheet date as required by Item 303(a)(5) of Regulation S-K 303(5) in your table of contractual obligations.

- Clarify whether you will be using any of the proceeds of the offering to make payment on your existing debts.

Business, page 56

Our Competitive Strengths, page 56

18.   We note your statement on page 57 that your "products are created to surpass and redefine industry standards for design, performance and style." Please revise your disclosure to clarify what you mean by "industry standards." To the extent that there are standards established for your products by a third-party, such as standards body or industry organization, please revise your disclosure to describe them.

19.   We note your statement on page 57 that you "have received numerous industry awards for innovation and design excellence." Please describe for us that nature of these awards.

Compensation Discussion and Analysis, page 74

20.   Please update your disclosures for the fiscal year ended December 31, 2011.

Determining the Amount of Each Component of Compensation, page 75

Performance-based cash bonus, page 75

21.   We note your disclosure that if the performance thresholds set by your board of directors are not attained, no bonus is paid with respect to such metric. We also note your table on page 76 showing the threshold, target, and maximum level of adjusted EBITDA for which a bonus will be paid. Please revise this section to describe how much bonus will be paid upon the attainment of threshold, target or maximum levels of adjusted EBITDA. See Item 402(b)(1)(v) of Regulation S-K.

22.   We note your disclosure on page 76 that pursuant to the terms of their employment
        agreements Messrs. Griffith and Mardy are eligible to receive annual bonuses of up to
        100% and 40%, respectively, of their base salaries. In view of these limits, and your
        achievement of more than the maximum amount of the Adjusted EBITDA target, please
        clarify for us how you determined the amounts of the 2010 awards shown for Messrs.
        Griffith and Mardy in the non-equity incentive plan compensation column of the
        summary compensation table on page 78.

Bonus Agreement with Mr. Griffith, page 77

23.   Please expand your disclosure in this section to provide the formula used to determine the
        amount Mr. Griffith will be paid. Also, describe whether any special bonus paid to Mr.
        Griffith will be paid in cash or equity.

Principal and Selling Stockholders, page 84

24.   Please revise the entries for Messrs. Hanson and Duchesne in the "Shares beneficially
        owned before this offering" column to include the shares they hold through Officers
        Nominees Limited and revise the table accordingly. In addition, please provide us with
        an analysis regarding how you determined that Messrs. Hanson and Duschesne's
        beneficial ownership should not include shares owned by the Doughty Hanson entities.

Certain Relationships and Related Party Transactions, page 86

Registration Rights Agreement, page 86

25.   Please revise your disclosure to provide a brief description of the registration rights
        created by the November 17, 2004 registration rights agreement. Please make
        conforming revisions on page 95, too.

Description of Capital Stock, page 88

26.   In the italicized introductory paragraph, please revise your disclosure to remove the
        reference to the qualifying of your disclosure by reference to the DGCL. Please refer to
        Rule 411(a) under the Securities Act.

Certain Material U.S. Federal Income Tax Consequences . . ., page 97

27.   Please revise the heading to this section to remove the word "certain."

Financial Statements

Note 1 – Summary of Significant Accounting Policies

Segment Reporting, page F-11

28.   We note your disclosures indicating that you are in the process of determining the amount of goodwill to allocate to each of your reportable segments and that your current disclosures do not comply with FASB ASC Section 350-20-50. We understand that you will complete this process in the fourth quarter of 2011 and remind you to include the required disclosures in your next amendment.

Note 9 – Credit Facilities, page F-24

29.   We note your disclosures indicating that you recorded the termination of your former credit facility with RBS and entrance into a new credit facility with Wells Fargo as a modification of debt. However, your disclosures also appear to indicate that that lenders involved in your current debt facility are different than those that participated in your former facility. Please explain how your accounting for this transaction as a modification of debt rather than an extinguishment complies with FASB ASC Paragraph 470-50-40-22 and FASB ASC Subtopic 405-20, citing the specific accounting literature that supports your view.

Exhibits

30.   Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Melissa Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

John Reynolds
Assistant Director

cc: David J. Goldschmidt
        Skadden, Arps, Slate, Meagher & Flom LLP